No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

New Delhi, India, April 2, 2013 — Honda Cars India Limited, leading manufacturer of premium cars in India, announced a new phase of growth for the company’s business in the Indian car market.

Exhibit 2:

Tokyo, April 26, 2013 — Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2013.

Exhibit 3:

Honda Motor Co., Ltd. recorded Non-operating Expenses Related to Foreign Exchange Losses in the Unconsolidated Financial Statement during the fiscal year ended March 31, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Chief Financial Officer
Honda Motor Co., Ltd.

Date: May 14, 2013

Honda Cars India announces Rs 2500 crore investment at Rajasthan plant to start a new phase of growth in the Indian market

New Delhi, India, April 2, 2013 - Honda Cars India Limited, leading manufacturer of premium cars in India, announced a new phase of growth for the company’s business in the Indian car market.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130402Indian-Market/index.html

April 26, 2013

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2013

Tokyo, April 26, 2013 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2013.

Fourth Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal fourth quarter ended March 31, 2013 totaled JPY 75.7 billion (USD 805 million), an increase of 5.8% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 42.03 (USD 0.45), an increase of JPY 2.31 (USD 0.02) from JPY 39.72 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,744.9 billion (USD 29,186 million), an increase of 14.1% from the same period last year, due primarily to increased revenue in automobile business operations as production recovered from the impact of Thai flood as well as favorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 135.9 billion (USD 1,446 million), an increase of 21.4% from the same period last year, due primarily to an increase in cost reductions and favorable foreign currency effects, despite increased R&D expenses and SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 98.0 billion (USD 1,043 million), an increase of 5.4% from the same period last year.

Equity in income of affiliates amounted to JPY 13.0 billion (USD 139 million) for the quarter, a decrease of 60.7% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended March 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2012	Three months ended Mar. 31, 2013	Change	%	Three months ended Mar. 31, 2012	Three months ended Mar. 31, 2013	Change	%
Motorcycle business	4,164	3,962	- 202	- 4.9	2,483	2,490	7	0.3
Japan	54	50	- 4	- 7.4	54	50	- 4	- 7.4
North America	53	69	16	30.2	53	69	16	30.2
Europe	58	52	- 6	- 10.3	58	52	- 6	- 10.3
Asia	3,449	3,363	- 86	- 2.5	1,768	1,891	123	7.0
Other Regions	550	428	- 122	- 22.2	550	428	- 122	- 22.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal fourth quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 4.7%, to JPY 375.3 billion (USD 3,991 million) from the same period last year, due mainly to favorable foreign currency translation effects. Operating income totaled JPY 25.2 billion (USD 268 million), a decrease of 23.2% from the same period last year, due primarily to a decrease in sales volume and model mix as well as an increase in R&D expenses.

Automobile Business

For the three months ended March 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2012	Three months ended Mar. 31, 2013	Change	%	Three months ended Mar. 31, 2012	Three months ended Mar. 31, 2013	Change	%
Automobile business	1,022	1,033	11	1.1	831	902	71	8.5
Japan	227	200	- 27	- 11.9	224	199	- 25	- 11.2
North America	463	423	- 40	- 8.6	463	423	- 40	- 8.6
Europe	45	50	5	11.1	45	50	5	11.1
Asia	236	280	44	18.6	48	150	102	212.5
Other Regions	51	80	29	56.9	51	80	29	56.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 15.8%, to JPY 2,136.9 billion (USD 22,721 million) from the same period last year due mainly to an increase in consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 77.2 billion (USD 822 million), an increase of 71.1% from the same period last year, due primarily to an increase in cost reductions and favorable foreign currency effects, despite increased SG&A expenses.

Financial Services Business

Revenue from customers in the financial services business increased 17.4%, to JPY 151.4 billion (USD 1,611 million) from the same period last year due to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 13.8% to JPY 40.9 billion (USD 435 million) from the same period last year due mainly to a decrease of SG&A expenses and favorable currency effects.

Power Product and Other Businesses

For the three months ended March 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Mar. 31, 2012	Three months ended Mar. 31, 2013
			Change	%
Power product business	2,010	1,963	- 47	- 2.3
Japan	89	81	- 8	- 9.0
North America	970	984	14	1.4
Europe	414	412	- 2	- 0.5
Asia	394	348	- 46	- 11.7
Other Regions	143	138	- 5	- 3.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended March 31, 2012 and for the three months ended March 31, 2013, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 11.9%, to JPY 81.1 billion (USD 863 million) from the same period last year, due mainly to favorable foreign currency translation effects, despite decreased revenue in other businesses. Honda reported an operating loss of JPY 7.4 billion (USD 79 million), a deterioration of JPY 5.3 billion (USD 57 million) from the same period last year due mainly to increased R&D expenses.

Geographical Information

With respect to Honda’s sales for the fiscal fourth quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,059.3 billion (USD 11,264 million), a decrease of 0.9% from the same period last year due mainly to decreased revenue in motorcycle business operations. Operating income totaled JPY 46.6 billion (USD 496 million), an increase of 270.7% from the same period last year due mainly to a decrease in SG&A expenses and favorable currency effects, despite decreased sales volume and model mix.

In North America, revenue increased by 11.8%, to JPY 1,341.7 billion (USD 14,266 million) from the same period last year due mainly to increased revenue in motorcycle business operations and favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Operating income totaled JPY 29.0 billion (USD 309 million), a decrease of 64.7% from the same period last year due mainly to a decrease in sales volume and model mix as well as increased SG&A expenses, despite favorable foreign currency effects.

In Europe, revenue increased by 24.7%, to JPY 206.8 billion (USD 2,199 million) from the same period last year due to increased revenue in automobile business operations and favorable foreign currency translation effects. Operating income totaled JPY 20.4 billion (USD 217 million), an increase of JPY 18.5 billion (USD 198 million) from the same period last year mainly due to an increase in sales volume and model mix as well as decreased SG&A expenses.

In Asia, revenue increased by 70.1%, to JPY 665.9 billion (USD 7,081 million) from the same period last year mainly due to increased revenue in automobile business operations and favorable foreign currency translation effects. Operating income increased by 129.9%, to JPY 38.0 billion (USD 404 million) from the same period last year due mainly to an increase in sales volume and model mix as well as cost reductions, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle East, Africa and Oceania, revenue increased by 5.3%, to JPY 223.9 billion (USD 2,381 million) from the same period last year mainly due to increased revenue in automobile business operations, despite decreased revenue in motorcycle business operations. Operating income totaled JPY 10.2 billion (USD 109 million), an increase of 81.6% from the same period last year mainly due to an increase in sales volume and model mix as well as cost reductions, despite unfavorable foreign currency effects.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 94.05=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2013.

Fiscal Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2013 totaled JPY 367.1 billion, an increase of 73.6% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal year amounted to JPY 203.71, an increase of JPY 86.37 from JPY 117.34 for the previous fiscal year.

Consolidated net sales and other operating revenue for the year amounted to JPY 9,877.9 billion, an increase of 24.3% from the previous fiscal year, due primarily to increased revenue in automobile business operations as production recovered from the impact of the Great East Japan Earthquake and Thai flood as well as favorable foreign currency translation effects.

Consolidated operating income for the year amounted to JPY 544.8 billion, an increase of 135.5% from the previous fiscal year, due primarily to an increase in sales volume and model mix as well as cost reductions, despite increased SG&A and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the year totaled JPY 488.8 billion, an increase of 89.9% from the previous fiscal year.

Equity in income of affiliates amounted to JPY 82.7 billion for the year, a decrease of 17.6% from the previous fiscal year.

Business Segment

Motorcycle Business

For the years ended March 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	%	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	%
Motorcycle business	15,061	15,494	433	2.9	8,650	9,510	860	9.9
Japan	220	217	- 3	- 1.4	220	217	- 3	- 1.4
North America	200	250	50	25.0	200	250	50	25.0
Europe	198	179	- 19	- 9.6	198	179	- 19	- 9.6
Asia	12,412	13,035	623	5.0	6,001	7,051	1,050	17.5
Other Regions	2,031	1,813	- 218	- 10.7	2,031	1,813	- 218	- 10.7

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the year by business segment, in motorcycle business operations, revenue from sales to external customers decreased 0.7%, to JPY 1,339.5 billion from the previous fiscal year, due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating income totaled JPY 110.2 billion, a decrease of 22.7% from the previous fiscal year, due primarily to unfavorable foreign currency effects, despite an increase in cost reductions.

Automobile Business

For the years ended March 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	%	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	%
Automobile business	3,108	4,014	906	29.2	2,482	3,408	926	37.3
Japan	588	692	104	17.7	580	685	105	18.1
North America	1,323	1,731	408	30.8	1,323	1,731	408	30.8
Europe	158	171	13	8.2	158	171	13	8.2
Asia	837	1,122	285	34.1	219	523	304	138.8
Other Regions	202	298	96	47.5	202	298	96	47.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 32.8%, to JPY 7,709.2 billion from the previous fiscal year due mainly to an increase in consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 285.9 billion, an increase of JPY 363.1 billion from the previous fiscal year, due primarily to an increase in sales volume and model mix as well as cost reductions, despite increased SG&A expenses and R&D expenses.

Financial Services Business

Revenue from customers in the financial services business increased 6.3%, to JPY 548.5 billion from the previous fiscal year due mainly to increase in revenue from operating leases and favorable foreign currency translation effects. Operating income decreased 7.0% to JPY 158.1 billion from the previous fiscal year due mainly to an increase of expenses for lease residual values.

Power Product and Other Businesses

For the years ended March 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	%
Power product business	5,819	6,071	252	4.3
Japan	392	314	- 78	- 19.9
North America	2,314	2,604	290	12.5
Europe	1,121	1,004	- 117	- 10.4
Asia	1,472	1,572	100	6.8
Other Regions	520	577	57	11.0

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2012 and for the year ended March 31, 2013, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 1.3%, to JPY 280.6 billion from the previous fiscal year, due mainly to an increase in consolidated unit sales of power products and favorable foreign currency translation effects, despite decreased revenue in other businesses. Honda reported an operating loss of JPY 9.5 billion, a deterioration of JPY 5.5 billion from the previous fiscal year due mainly to increased R&D expenses.

Geographical Information

With respect to Honda’s sales for the fiscal year by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 3,893.5 billion, an increase of 15.8% from the previous fiscal year due mainly to increased revenue in automobile business operations. Operating income totaled JPY 178.4 billion, an increase of JPY 288.2 billion from the previous fiscal year due mainly to an increase in sales volume and model mix as well as favorable foreign currency translation effects, despite increased R&D and SG&A expenses.

In North America, revenue increased by 30.8%, to JPY 4,857.1 billion from the previous fiscal year due mainly to increased revenue in automobile business operations and favorable foreign currency translation effects. Operating income totaled JPY 208.9 billion, a decrease of 6.4% from the previous fiscal year due mainly to increased SG&A expenses, despite an increase in sales volume and model mix as well as cost reductions.

In Europe, revenue increased by 10.6%, to JPY 642.1 billion from the previous fiscal year mainly due to increased revenue in automobile business operations. Operating income totaled JPY 0.4 billion, an increase of JPY 12.5 billion from the previous fiscal year mainly due to an increase in sales volume and model mix, despite increased SG&A expenses.

In Asia, revenue increased by 54.7%, to JPY 2,305.6 billion from the previous fiscal year mainly due to increased revenue in automobile and motorcycle business operations. Operating income increased by 90.9%, to JPY 146.7 billion from the previous fiscal year due mainly to an increase in sales volume and model mix as well as cost reductions, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle East, Africa and Oceania, revenue increased by 0.4%, to JPY 896.4 billion from the previous fiscal year mainly due to increased revenue in automobile business operations, despite decreased revenue in motorcycle business operations and unfavorable foreign currency translation effects. Operating income totaled JPY 35.6 billion, a decrease of 37.3% from the previous fiscal year mainly due to increased SG&A expenses and unfavorable foreign currency effects.

Forecasts for the Fiscal Year Ending March 31, 2014

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2014, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2014

	Yen (billions)	Changes from FY 2013
Net sales and other operating revenue	12,100	+ 22.5%
Operating income	780	+ 43.2%
Income before income taxes and equity in income of affiliates	780	+ 59.5%
Net income attributable to Honda Motor Co., Ltd.	580	+ 58.0%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	321.81

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 95 and JPY 120, respectively, for the full year ending March 31, 2014.

The reasons for the increases or decreases in the forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2014 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	131.6
Cost reduction, the effect of raw material cost fluctuations, etc.	20.0
SG&A expenses, excluding currency effect	- 117.0
R&D expenses	- 47.5
Currency effect	248.0

Operating income compared with fiscal year 2013	235.1

Fair value of derivative instruments	77.0
Others	- 21.0

Income before income taxes and equity in income of affiliates compared with fiscal year 2013	291.1

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Consolidated Statements of Balance Sheets for the Fiscal Year Ended March 31, 2013

Total assets increased by JPY 1,847.7 billion, to JPY 13,635.3 billion from March 31, 2012, mainly due to an increase in fixed assets, property on operating leases and foreign currency translation effects, despite a decrease in cash and cash equivalents. Total liabilities increased by JPY 1,167.9 billion, to JPY 8,437.6 billion from March 31, 2012, mainly due to increases in long-term debt and foreign currency translation effects. Total equity increased by JPY 679.8 billion, to JPY 5,197.7 billion from March 31, 2012 due mainly to increased net income and currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal Year Ended March 31, 2013

Consolidated cash and cash equivalents on March 31, 2013 decreased by JPY 40.9 billion from March 31, 2012, to JPY 1,206.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 800.7 billion for the fiscal year ended March 31, 2013. Cash inflows from operating activities increased by JPY 39.2 billion compared with the previous fiscal year due mainly to an increase in cash received from customers primarily led by increased unit sales in the automobile business, despite increased payments for parts and raw materials caused by an increase in automobile production.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 1,069.7 billion. Cash outflows from investing activities increased by JPY 396.6 billion compared with the previous fiscal year, due mainly to an increase in capital expenditures, acquisitions of finance subsidiaries-receivables and an increase in purchases of operating lease assets.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 119.5 billion. Cash inflows from financing activities increased by JPY 187.7 billion compared with the previous fiscal year, due mainly to an increase in proceeds from debt, despite increase in cash outflow due to an increase in dividends paid.

Supplemental information for cash flows

	FY2012 Year-end	FY2013 Year-end
Shareholders’ equity ratio (%)	37.3	36.9
Shareholders’ equity ratio on a market price basis (%)	48.1	47.0
Repayment period (years)	5.4	6.1
Interest coverage ratio	9.1	10.9

•	Shareholders’ equity ratio: Honda Motor Co., Ltd. shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debts with interest payments, which are included on the consolidated balance sheets.

3.	“Shareholders’ equity ratio” is calculated based on “total Honda Motor Co., Ltd. shareholders’ equity”.

4.	Honda corrects shareholders’ equity, total assets and cash flows from operating activities for the year ended March 31, 2012. Supplemental information for cash flows is also adjusted. For detailed information, refer to “[10] Other.”

Profit Redistribution Policy and Dividend per Share of Common Stock for the fiscal years 2013 and 2014

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 19 per share for the year ended March 31, 2013. As a result, total cash dividends for the year ended March 31, 2013, together with the first quarter cash dividends of JPY 19, the second quarter cash dividends of JPY 19 and the third quarter cash dividends of JPY 19, are planned to be JPY 76 per share, an increase of JPY 16 per share from the annual dividends paid for the year ended March 31, 2012.

Also, please note that the year-end cash dividends for the year ended March 31, 2013 is a matter to be resolved at the ordinary general meeting of shareholders.

The Company expects to distribute quarterly cash dividends of JPY 20 per share for each quarter for the year ending March 31, 2014. As a result, total cash dividends for the year ending March 31, 2014 are expected to be JPY 80 per share, an increase of JPY 4 from the annual dividends to be paid for the year ended March 31, 2013.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Medium- and Long-term Management Strategy and Management Target: Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below, aiming to get back on a growth trajectory as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability, and low CO2 emissions.”

1. Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2. Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region. Learning from the experience of disasters such as the Great East Japan Earthquake and the Thai floods, Honda will work at improving its global supply chain, implementing disaster prevention measures at each place of business and devising more effective business continuity plans (BCPs).

3. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4. Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda has now set a target to reduce CO2 emissions from its global products by 30 percent by the end of 2020 compared to year 2000 levels. In addition to reducing CO2 emissions during production and supply chain, Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions through mobility and people’s everyday lives.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want to exist.

Consolidated Financial Summary

For the three months and the years ended March 31, 2012 and 2013

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2012	Three months Ended Mar. 31, 2013	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013
Net sales and other operating revenue	2,405,062	2,744,960	7,948,095	9,877,947
Operating income	111,976	135,989	231,364	544,810
Income before income taxes and equity in income of affiliates	93,057	98,074	257,403	488,891
Net income attributable to Honda Motor Co., Ltd.	71,594	75,752	211,482	367,149

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	39.72	42.03	117.34	203.71

	U.S. Dollar (millions)
		Three months ended Mar. 31, 2013		Year ended Mar. 31, 2013
Net sales and other operating revenue		29,186		105,029
Operating income		1,446		5,793
Income before income taxes and equity in income of affiliates		1,043		5,198
Net income attributable to Honda Motor Co., Ltd.		805		3,904

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.45		2.17

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2012	Mar. 31, 2013
Assets
Current assets:
Cash and cash equivalents	1,247,113	1,206,128
Trade accounts and notes receivable	812,155	1,005,981
Finance subsidiaries-receivables, net	1,081,721	1,243,002
Inventories	1,035,779	1,215,421
Deferred income taxes	188,755	234,075
Other current assets	373,563	418,446

Total current assets	4,739,086	5,323,053

Finance subsidiaries-receivables, net	2,364,393	2,788,135

Investments and advances:
Investments in and advances to affiliates	434,744	459,110
Other, including marketable equity securities	188,863	209,680

Total investments and advances	623,607	668,790

Property on operating leases:
Vehicles	1,773,375	2,243,424
Less accumulated depreciation	300,618	400,292

Net property on operating leases	1,472,757	1,843,132

Property, plant and equipment, at cost:
Land	488,265	515,661
Buildings	1,492,823	1,686,638
Machinery and equipment	3,300,727	3,832,090
Construction in progress	191,107	288,073

	5,472,922	6,322,462
Less accumulated depreciation and amortization	3,499,464	3,922,932

Net property, plant and equipment	1,973,458	2,399,530

Other assets	614,298	612,717

Total assets	11,787,599	13,635,357

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2012	Mar. 31, 2013
Liabilities and Equity
Current liabilities:
Short-term debt	964,848	1,238,297
Current portion of long-term debt	911,395	945,046
Trade payables:
Notes	26,499	31,354
Accounts	942,444	956,660
Accrued expenses	489,110	593,570
Income taxes payable	24,099	48,454
Other current liabilities	221,364	283,304

Total current liabilities	3,579,759	4,096,685

Long-term debt, excluding current portion	2,235,001	2,710,845
Other liabilities	1,454,937	1,630,085

Total liabilities	7,269,697	8,437,615

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2012 and 2013	86,067	86,067
Capital surplus	172,529	171,117
Legal reserves	47,184	47,583
Retained earnings	5,758,641	5,995,626
Accumulated other comprehensive income (loss), net	(1,646,078)	(1,236,792)
Treasury stock, at cost 9,128,871 shares on Mar. 31, 2012 and 9,131,140 shares on Mar. 31, 2013	(26,117)	(26,124)

Total Honda Motor Co., Ltd. shareholders’ equity	4,392,226	5,037,477

Noncontrolling interests	125,676	160,265

Total equity	4,517,902	5,197,742

Commitments and contingent liabilities

Total liabilities and equity	11,787,599	13,635,357

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended March 31, 2012 and 2013

	Yen (millions)
	Three months ended Mar. 31, 2012	Three months ended Mar. 31, 2013
Net sales and other operating revenue	2,405,062	2,744,960
Operating costs and expenses:
Cost of sales	1,777,708	2,050,556
Selling, general and administrative	367,862	402,783
Research and development	147,516	155,632

	2,293,086	2,608,971

Operating income	111,976	135,989

Other income (expenses):
Interest income	8,342	5,821
Interest expense	(2,869)	(3,214)
Other, net	(24,392)	(40,522)

	(18,919)	(37,915)

Income before income taxes and equity in income of affiliates	93,057	98,074

Income tax expense:
Current	28,728	21,643
Deferred	20,210	6,591

	48,938	28,234

Income before equity in income of affiliates	44,119	69,840
Equity in income of affiliates	33,295	13,083

Net income	77,414	82,923
Less: Net income attributable to noncontrolling interests	5,820	7,171

Net income attributable to Honda Motor Co., Ltd.	71,594	75,752

	Yen

Basic net income attributable to Honda Motor Co., Ltd. per common share	39.72	42.03

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2012 and 2013

	Yen (millions)
	Three months ended Mar. 31, 2012	Three months ended Mar. 31, 2013
Net income	77,414	82,923
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	150,542	326,799
Unrealized gains (losses) on available-for-sale securities, net	12,086	11,873
Unrealized gains (losses) on derivative instruments, net	(230)	441
Pension and other postretirement benefits	(44,820)	(21,409)

Other comprehensive income (loss), net of tax	117,578	317,704

Comprehensive income (loss)	194,992	400,627
Less: Comprehensive income attributable to noncontrolling interests	10,724	18,090

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	184,268	382,537

Consolidated Statements of Income

For the years ended March 31, 2012 and 2013

	Yen (millions)
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013
Net sales and other operating revenue	7,948,095	9,877,947
Operating costs and expenses:
Cost of sales	5,919,633	7,345,162
Selling, general and administrative	1,277,280	1,427,705
Research and development	519,818	560,270

	7,716,731	9,333,137

Operating income	231,364	544,810

Other income (expenses):
Interest income	33,461	25,742
Interest expense	(10,378)	(12,157)
Other, net	2,956	(69,504)

	26,039	(55,919)

Income before income taxes and equity in income of affiliates	257,403	488,891

Income tax expense:
Current	86,074	125,724
Deferred	49,661	53,252

	135,735	178,976

Income before equity in income of affiliates	121,668	309,915
Equity in income of affiliates	100,406	82,723

Net income	222,074	392,638
Less: Net income attributable to noncontrolling interests	10,592	25,489

Net income attributable to Honda Motor Co., Ltd.	211,482	367,149

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	117.34	203.71

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2012 and 2013

	Yen (millions)
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013
Net income	222,074	392,638
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(118,135)	430,812
Unrealized gains (losses) on available-for-sale securities, net	5,812	7,984
Unrealized gains (losses) on derivative instruments, net	(29)	(52)
Pension and other postretirement benefits	(39,653)	(15,297)

Other comprehensive income (loss), net of tax	(152,005)	423,447

Comprehensive income (loss)	70,069	816,085
Less: Comprehensive income attributable to noncontrolling interests	9,285	39,650

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	60,784	776,435

[3] Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. Shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	86,067	172,529	46,330	5,656,151	(1,495,380)	(26,110)	4,439,587	132,937	4,572,524

Transfer to legal reserves			854	(854)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(108,138)			(108,138)		(108,138)
Dividends paid to noncontrolling interests								(15,763)	(15,763)
Capital transactions and others								(783)	(783)

Comprehensive income (loss):
Net income				211,482			211,482	10,592	222,074
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(116,812)		(116,812)	(1,323)	(118,135)
Unrealized gains (losses) on marketable securities, net					5,899		5,899	(87)	5,812
Unrealized gains (losses) on derivative instruments, net					(29)		(29)		(29)
Pension and other postretirement benefits adjustments					(39,756)		(39,756)	103	(39,653)

Total comprehensive income (loss)							60,784	9,285	70,069

Purchase of treasury stock						(8)	(8)		(8)
Retirement of treasury stock						1	1		1

Balance at March 31, 2012	86,067	172,529	47,184	5,758,641	(1,646,078)	(26,117)	4,392,226	125,676	4,517,902

Transfer to legal reserves			399	(399)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(129,765)			(129,765)		(129,765)
Dividends paid to noncontrolling interests								(6,250)	(6,250)
Capital transactions and others		(1,412)					(1,412)	1,189	(223)

Comprehensive income (loss):
Net income				367,149			367,149	25,489	392,638
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					415,462		415,462	15,350	430,812
Unrealized gains (losses) on marketable securities, net					7,933		7,933	51	7,984
Unrealized gains (losses) on derivative instruments, net					(52)		(52)		(52)
Pension and other postretirement benefits adjustments					(14,057)		(14,057)	(1,240)	(15,297)

Total comprehensive income (loss)							776,435	39,650	816,085

Purchase of treasury stock						(8)	(8)		(8)
Retirement of treasury stock						1	1		1

Balance at March 31, 2013	86,067	171,117	47,583	5,995,626	(1,236,792)	(26,124)	5,037,477	160,265	5,197,742

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013
Cash flows from operating activities:
Net income	222,074	392,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	345,105	335,536
Depreciation of property on operating leases	209,762	254,933
Deferred income taxes	49,661	53,252
Equity in income of affiliates	(100,406)	(82,723)
Dividends from affiliates	95,106	84,705
Provision for credit and lease residual losses on finance subsidiaries-receivables	13,032	10,059
Impairment loss on investments in securities	1,062	—
Damaged and Impairment loss on long-lived assets and goodwill excluding property on operating leases	10,590	—
Impairment loss on property on operating leases	1,514	4,773
Loss (gain) on derivative instruments, net	(1,847)	35,027
Decrease (increase) in assets:
Trade accounts and notes receivable	(35,475)	(90,495)
Inventories	(154,222)	(74,662)
Other current assets	2,883	2,019
Other assets	(24,000)	(27,243)
Increase (decrease) in liabilities:
Trade accounts and notes payable	242,814	(95,192)
Accrued expenses	(25,718)	52,021
Income taxes payable	(7,568)	21,764
Other current liabilities	(12,395)	(4,489)
Other liabilities	(14,744)	(4,384)
Other, net	(55,690)	(66,795)

Net cash provided by operating activities	761,538	800,744

Cash flows from investing activities:
Increase in investments and advances	(23,129)	(34,426)
Decrease in investments and advances	14,647	19,850
Payments for purchases of available-for-sale securities	(1,784)	(5,642)
Proceeds from sales of available-for-sale securities	1,879	1,347
Payments for purchases of held-to-maturity securities	(26,078)	(5,186)
Proceeds from redemptions of held-to-maturity securities	47,193	17,005
Proceeds from sales of investments in affiliates	9,957	—
Capital expenditures	(397,218)	(626,879)
Proceeds from sales of property, plant and equipment	23,260	44,182
Proceeds from insurance recoveries for damaged property, plant and equipment	16,217	9,600
Acquisitions of finance subsidiaries-receivables	(1,784,720)	(1,951,802)
Collections of finance subsidiaries-receivables	1,765,204	1,833,669
Purchases of operating lease assets	(683,767)	(793,118)
Proceeds from sales of operating lease assets	365,270	418,086
Other, net	—	3,558

Net cash used in investing activities	(673,069)	(1,069,756)

[4] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013
Cash flows from financing activities:
Proceeds from short-term debt	6,778,336	6,775,636
Repayment of short-term debt	(6,882,932)	(6,621,897)
Proceeds from long-term debt	1,151,971	1,101,469
Repayment of long-term debt	(967,588)	(970,702)
Dividends paid	(108,138)	(129,765)
Dividends paid to noncontrolling interests	(15,763)	(6,250)
Sales (purchases) of treasury stock, net	(7)	(7)
Other, net	(24,109)	(28,917)

Net cash provided by (used in) financing activities	(68,230)	119,567

Effect of exchange rate changes on cash and cash equivalents	(52,150)	108,460

Net change in cash and cash equivalents	(31,911)	(40,985)

Cash and cash equivalents at beginning of the year	1,279,024	1,247,113

Cash and cash equivalents at end of the period	1,247,113	1,206,128

[5] Assumptions for Going Concern

None

[6] Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 369

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd.,

American Honda Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 86

Corporate names of major affiliated companies accounted for under the equity method:

Dongfeng Honda Automobile Co., Ltd., Guangqi Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 16

Reduced through reorganization: 25

Affiliated companies:

Newly formed affiliated companies: 0

Reduced through reorganization: 2

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended March 31, 2013 were JPY 92.42 = USD 1 and JPY 122.04 = EUR 1. The average exchange rates for the same period last year were JPY 79.28 = USD 1 and JPY 103.99 = EUR 1. The average exchange rates for the fiscal year ended March 31, 2013 were JPY 83.10 = USD 1 and JPY 107.14 = EUR 1 as compared with JPY 79.07 = USD 1 and JPY 108.96 = EUR 1 for the previous fiscal year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 94.05 = USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2013.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

[7] Changes in accounting policy

(a) Adoption of New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income”. This amendment requires reporting entities to report other comprehensive income as components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and is effective retrospectively.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which defers the effective date of pending amendments to current accounting guidance prescribed in ASU 2011-05.

Honda adopted ASU 2011-05 as amended by ASU 2011-12, effective April 1, 2012, and discloses consolidated statements of comprehensive income as two separate but consecutive statements.

(b) Change in depreciation method

Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. In recent years, because sales of global strategic product models are increasing, Honda has been enhancing its production systems and the versatility of production equipment to have better flexibility to meet changes in global customer demand. Further, Honda has resumed more normalized capital expenditures which Honda had previously held down due to financial crisis beginning in the fiscal year ended March 31, 2009. Effective April 1, 2012, Honda changed to the straight line method of depreciation because management believes it better reflects the future economic benefit from the usage of property, plant and equipment under this more flexible and versatile production arrangement. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the year and the three months ended March 31, 2013 decreased by approximately JPY 56,300 million and JPY 19,158 million, respectively. Net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share for the year and the three months ended March 31, 2013 increased by approximately JPY 35,746 million and JPY 19.83, JPY 12,105 million and JPY 6.72, respectively.

[8] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended March 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	358,541	1,844,957	129,021	72,543	2,405,062	—	2,405,062
Intersegment	—	6,180	2,197	3,074	11,451	(11,451)	—

Total	358,541	1,851,137	131,218	75,617	2,416,513	(11,451)	2,405,062
Cost of sales, SG&A and R&D expenses	325,672	1,805,977	95,255	77,633	2,304,537	(11,451)	2,293,086

Segment income (loss)	32,869	45,160	35,963	(2,016)	111,976	—	111,976

For the three months ended March 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	375,371	2,136,941	151,498	81,150	2,744,960	—	2,744,960
Intersegment	—	3,665	3,406	1,962	9,033	(9,033)	—

Total	375,371	2,140,606	154,904	83,112	2,753,993	(9,033)	2,744,960
Cost of sales, SG&A and R&D expenses	350,143	2,063,339	113,996	90,526	2,618,004	(9,033)	2,608,971

Segment income (loss)	25,228	77,267	40,908	(7,414)	135,989	—	135,989

(B) As of and for the year ended March 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,348,828	5,805,975	516,148	277,144	7,948,095	—	7,948,095
Intersegment	—	16,767	10,428	12,590	39,785	(39,785)	—

Total	1,348,828	5,822,742	526,576	289,734	7,987,880	(39,785)	7,948,095
Cost of sales, SG&A and R&D expenses	1,206,226	5,899,948	356,570	293,772	7,756,516	(39,785)	7,716,731

Segment income (loss)	142,602	(77,206)	170,006	(4,038)	231,364	—	231,364

Assets	1,006,684	4,955,791	5,644,380	305,235	11,912,090	(124,491)	11,787,599
Depreciation and amortization	43,564	289,845	211,325	10,133	554,867	—	554,867
Capital expenditures	62,075	349,605	686,495	10,005	1,108,180	—	1,108,180

As of and for the year ended March 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,339,549	7,709,216	548,506	280,676	9,877,947	—	9,877,947
Intersegment	—	14,374	11,750	10,994	37,118	(37,118)	—

Total	1,339,549	7,723,590	560,256	291,670	9,915,065	(37,118)	9,877,947
Cost of sales, SG&A and R&D expenses	1,229,316	7,437,599	402,098	301,242	9,370,255	(37,118)	9,333,137

Segment income (loss)	110,233	285,991	158,158	(9,572)	544,810	—	544,810

Assets	1,095,357	5,759,126	6,765,322	309,149	13,928,954	(293,597)	13,635,357
Depreciation and amortization	34,665	290,522	256,166	9,116	590,469	—	590,469
Capital expenditures	73,513	540,625	794,869	14,519	1,423,526	—	1,423,526

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 399,732 million as of March 31, 2012 and JPY 293,583 million as of March 31, 2013 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 209,762 million for the year ended March 31, 2012 and JPY 254,933 million for the year ended March 31, 2013, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 683,767 million for the year ended March 31, 2012 and JPY 793,118 million for the year ended March 31, 2013 respectively, of purchase of operating lease assets.

5.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately JPY 6,358 million in Motorcycle Business, JPY 48,568 million in Automobile Business, JPY 77 million in Financial Services Business and JPY 1,297 million in Power Product & Other Businesses, respectively. Depreciation expense for the three months ended March 31, 2013 decreased by approximately JPY 1,735 million in Motorcycle Business, JPY 16,773 million in Automobile Business, JPY 25 million in Financial Services Business and JPY 625 million in Power Product & Other Businesses, respectively. It resulted in an increase of segment income. For further information, refer to “[7] Changes in accounting policy, (b) Change in depreciation method”.

6.	For the years ended March 31, 2012 and 2013, impacts of the floods in Thailand are mainly included in Cost of sales, SG&A and R&D expenses of Automobile business. For further information, refer to “[10] Other, 2. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand”.

7.	Honda corrects the amounts of Assets for the year ended March 31, 2012. For detailed information, refer to “[10] Other, 3. Immaterial corrections of the prior year’s Consolidated Balance Sheets and Consolidated Statements of Changes in Equity”.

8.	The amounts of Depreciation and amortization for the year ended March 31, 2012 have been corrected from the amounts previously disclosed.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended March 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	585,916	1,133,325	148,858	331,258	205,705	2,405,062	—	2,405,062
Transfers between geographic areas	483,126	67,066	17,002	60,304	6,983	634,481	(634,481)	—

Total	1,069,042	1,200,391	165,860	391,562	212,688	3,039,543	(634,481)	2,405,062
Cost of sales, SG&A and R&D expenses	1,056,454	1,118,181	164,035	375,018	207,065	2,920,753	(627,667)	2,293,086

Operating income (loss)	12,588	82,210	1,825	16,544	5,623	118,790	(6,814)	111,976

For the three months ended March 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	517,660	1,268,715	176,300	562,287	219,998	2,744,960	—	2,744,960
Transfers between geographic areas	541,718	73,049	30,554	103,678	3,932	752,931	(752,931)	—

Total	1,059,378	1,341,764	206,854	665,965	223,930	3,497,891	(752,931)	2,744,960
Cost of sales, SG&A and R&D expenses	1,012,709	1,312,704	186,453	627,933	213,717	3,353,516	(744,545)	2,608,971

Operating income (loss)	46,669	29,060	20,401	38,032	10,213	144,375	(8,386)	135,989

(B) As of and for the year ended March 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,774,573	3,500,245	519,329	1,276,621	877,327	7,948,095	—	7,948,095
Transfers between geographic areas	1,588,379	214,511	61,463	213,857	15,805	2,094,015	(2,094,015)	—

Total	3,362,952	3,714,756	580,792	1,490,478	893,132	10,042,110	(2,094,015)	7,948,095
Cost of sales, SG&A and R&D expenses	3,472,786	3,491,463	592,901	1,413,608	836,176	9,806,934	(2,090,203)	7,716,731

Operating income (loss)	(109,834)	223,293	(12,109)	76,870	56,956	235,176	(3,812)	231,364

Assets	3,112,901	6,333,851	568,790	1,070,331	611,818	11,697,691	89,908	11,787,599
Long-lived assets	1,048,402	1,970,631	111,354	274,182	130,339	3,534,908	—	3,534,908

As of and for the year ended March 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,925,333	4,612,361	536,856	1,926,434	876,963	9,877,947	—	9,877,947
Transfers between geographic areas	1,968,179	244,741	105,254	379,213	19,504	2,716,891	(2,716,891)	—

Total	3,893,512	4,857,102	642,110	2,305,647	896,467	12,594,838	(2,716,891)	9,877,947
Cost of sales, SG&A and R&D expenses	3,715,084	4,648,184	641,650	2,158,889	860,773	12,024,580	(2,691,443)	9,333,137

Operating income (loss)	178,428	208,918	460	146,758	35,694	570,258	(25,448)	544,810

Assets	3,264,383	7,645,540	673,667	1,523,192	660,856	13,767,638	(132,281)	13,635,357
Long-lived assets	1,167,236	2,481,097	124,088	434,827	143,570	4,350,818	—	4,350,818

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 399,732 million as of March 31, 2012 and JPY 293,583 million as of March 31, 2013 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately JPY 42,486 million in Japan, JPY 9,602 million in North America, JPY 1,068 million in Europe and JPY 3,144 million in Asia, respectively. Depreciation expense for the three months ended March 31, 2013 decreased by approximately JPY 12,591 million in Japan, JPY 5,258 million in North America, JPY 175 million in Europe and JPY 1,134 million in Asia, respectively. It resulted in an increase of operating income. For further information, refer to “[7] Changes in accounting policy, (b) Change in depreciation method”.

5.	For the years ended March 31, 2012 and 2013, impacts of the flood in Thailand are included in Cost of sales, SG&A and R&D expenses of Asia. For further information, refer to “[10] Other, 2. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand”.

6.	Honda corrects the amounts of Assets for the year ended March 31, 2012. For detailed information, refer to “[10] Other, 3. Immaterial corrections of the prior year’s Consolidated Balance Sheets and Consolidated Statements of Changes in Equity”.

[9] Notes to information about per common share

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	(Yen)
	Mar. 31, 2012	Mar. 31, 2013
Honda Motor Co., Ltd. shareholders’ equity per common share	2,437.01	2,795.03
Basic net income attributable to Honda Motor Co., Ltd. per common share	117.34	203.71

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2012 and 2013 were 1,802,299,559 and 1,802,297,290, respectively.

Honda corrects shareholders’ equity for the year ended March 31, 2012. Honda Motor Co., Ltd. shareholders’ equity per common share is also adjusted. For detailed information, please refer to Consolidated Financial Summary “[10] Other. 3. Immaterial corrections of the prior year’s Consolidated Balance Sheets and Consolidated Statements of Changes in Equity”.

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2012 and 2013 were 1,802,300,720 and 1,802,298,819, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2012 or 2013.

[10] Other

1. Impairment loss on investments in affiliates

For the fiscal year ended March 31, 2013, Honda recognized impairment loss of JPY 12,757 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income.

2. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand

In October 2011, Thailand suffered from severe floods that caused damage to inventories, and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods for the year ended March 31, 2012.

Honda recognized JPY 23,420 million of costs and expenses, of which JPY 10,680 million is included in cost of sales and JPY 12,740 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012. These costs and expenses mainly consist of losses on damaged inventories of JPY 7,330 million which is included in cost of sales, and losses on damaged property, plant and equipment of JPY 7,654 million which is included in selling, general and administrative expenses.

In addition, Honda recognized insurance recoveries of JPY 21,725 million and JPY 16,278 million for the years ended March 31, 2012 and 2013, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statement of income. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

3. Immaterial corrections of the prior year’s Consolidated Balance Sheets and Consolidated Statements of Changes in Equity

Honda corrected its attribution method used to calculate the projected benefit obligation for certain pension plans, which resulted in an increase in other liabilities for prior fiscal years. Cumulative effect adjustments have been made as of April 1, 2011, the earliest period presented, to increase other liabilities by JPY 17,228 million and to decrease retained earnings by JPY 10,388 million, net of tax. Honda believes that the effects of this correction were inconsequential to the Company’s consolidated financial statements for the fiscal years ended March 31, 2012, therefore, no other adjustments were made to those consolidated financial statements.

4. Immaterial corrections of the prior years’ Consolidated Statements of Cash Flows

Adjustments have been made to correct previous understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other debt, which is included in Other, net in cash flows from financing activities, in the consolidated statements of cash flows for the year ended March 31, 2012. These adjustments increased previously reported net cash provided by operating activities and increased previously reported net cash used in financing activities by JPY 24,109 million for the year ended March 31, 2012.

[11] Significant Subsequent Events

None

Unconsolidated Financial Summary

(Parent company only)

(For the years ended March 31, 2012 and 2013)

Financial Highlights

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2012	% Change	Year ended Mar. 31, 2013
Net sales	2,740,052	18.4%	3,244,070
Operating income (loss)	(136,757)		103,932
Ordinary income	40,388	379.9%	193,825
Net income	46,280	234.3%	154,714

	Yen
Net income per share	25.68		85.84

Financial forecast for the Fiscal Year Ending March 31, 2014

(Parent company only)

Yen (millions)
Year ending Mar. 31, 2014
Net sales	3,630,000
Operating income (loss)	170,000
Ordinary income	360,000
Net income	260,000

Yen
Net income per share	144.26

[1] Unconsolidated Balance Sheets

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013
Current assets	1,070,034	1,004,300
Fixed assets	1,539,801	1,559,023

Total assets	2,609,835	2,563,324

Current liabilities	710,748	626,429
Fixed liabilities	164,540	173,413

Total liabilities	875,288	799,843
Common stock	86,067	86,067
Capital surplus	170,313	170,313
Retained earnings	1,474,633	1,499,582
Treasury stock	(26,215)	(26,222)
Difference of appreciation and conversion	29,747	33,740

Total net assets	1,734,546	1,763,480

Total liabilities and net assets	2,609,835	2,563,324

[2] Unconsolidated Statements of Income

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013
Net sales	2,740,052	3,244,070
Cost of sales	2,062,006	2,245,643
Selling, general and administrative expenses	814,803	894,494

Operating income (loss)	(136,757)	103,932
Non-operating income	213,057	187,446
Non-operating expenses	35,911	97,553
Ordinary income	40,388	193,825
Extraordinary income	31,383	4,564
Extraordinary loss	29,348	3,640

Income before income taxes	42,422	194,750
Income taxes (benefit) expense:
Current	18,620	21,055
Deferred	(22,478)	18,980

Net income	46,280	154,714

[3] Unconsolidated Statements of Stockholders’ Equity

(Parent company only)

	Stockholders’ equity					Difference of appreciation and conversion
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges	Total net assets
Balance at March 31, 2012	86,067	170,313	1,474,633	(26,215)	1,704,799	29,932	(184)	1,734,546

Changes of items during the period
Dividend from surplus			(129,765)		(129,765)			(129,765)
Net income (loss)			154,714		154,714			154,714
Purchase of treasury stock				(8)	(8)			(8)
Reissuance of treasury stock			(0)	1	1			1
Others						4,045	(52)	3,992
Total changes of items during the period	—	—	24,948	(6)	24,941	4,045	(52)	28,934

Balance at March 31, 2013	86,067	170,313	1,499,582	(26,222)	1,729,740	33,977	(237)	1,763,480

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month May 2013.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

April 26, 2013

To:	Shareholders of Honda Motor Co., Ltd.

From:	HondaMotor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku,107-8556 Tokyo
Takanobu Ito
Presidentand Representative Director

Honda Motor Co., Ltd. Recorded Non-operating Expenses Related to Foreign Exchange

Losses in the Unconsolidated Financial Statement

Honda Motor Co., Ltd. (the “Company”) recorded Non-operating Expenses Related to Foreign Exchange Losses in the Unconsolidated Financial Statement during the fiscal year ended March 31, 2013.

Particulars

1.	Details

Due to fluctuations in foreign exchange currency rates, the Company recorded Foreign Exchange Losses of JPY 78,884 Million in Non-operating Expenses during the fiscal year ended March 31, 2013.

2.	Impact on the Operating Results

For further information, please refer to the “Unconsolidated Financial Summary, [2] Unconsolidated Statements of Income” in the “Consolidated Financial Results for the Fiscal Fourth Quarter and the Fiscal Year Ended March 31, 2013” released on April 26, 2013.